

September 9, 2024

Amro Albanna
Chief Executive Officer
Aditxt, Inc.
2569 Wyandotte Street
Suite 101
Mountain View, CA 94043

      Re: Aditxt, Inc.
          Registration Statement on Form S-3
          Filed September 6, 2024
          File No. 333-281988

Dear Amro Albanna:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Richard A. Friedman, Esq.